FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 15, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is January 15, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have extended the Carbon Creek Coal license option period.

Item 5.	Full Description of Material Change

The Issuer reports it has entered into an agreement to extend the option period for the acquisition of four coal licenses which form part of the Carbon Creek Metallurgical Coal Project. The extension will last for a period of up to three calendar months.

Extension of Coal License Acquisition Option

On January 14, 2013, the Issuer entered into an agreement with the optionor of four coal licenses forming part of the Carbon Creek Metallurgical Coal Project to extend the exercise deadline of the option for a period of up to three months. Previously, the Issuer was required to exercise the option on or before January 14, 2013 by paying the option holder $5M and issuing 400,000 common shares. Under the new terms, Cardero has agreed to pay a non-refundable deposit of $1M on January 14, 2013, with the $4M balance and 400,000 shares due upon exercise of the option. The Issuer may extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, the Issuer has made the initial $1M interim payment and the first $20,000 payment to extend the option.

ABOUT CARBON CREEK

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project presently consists of a 2,600 hectare coal lease and 4 coal licenses covering an aggregate of 3,513 hectares. The project has a current resource estimate of 468 million tonnes measured and indicated, with an initial reserve of 121 million tonnes of proven and probable, ASTM Coal Rank mvB coal. The Issuer released results of an independent prefeasibility study (“PFS”) (including an updated resource estimate) in September 2012, which estimates that the Issuer will generate post-tax, undiscounted cash flow of USD 2.1 billion based on production of 4.1 million tonnes of saleable metallurgical coal products per annum over an initial 20-year mine life at a projected FOB cash cost of $110 per tonne.

More than 44,000 metres were drilled and sampled through the 2011 and 2012 drill seasons. Since completing the 2012 drill programme in November 2012, Cardero Coal technical staff have been compiling results and finalizing interpretations in support of the bankable feasibility study. Work on the updated reserve and resource estimate has been initiated at Norwest Corporation with the assistance of Cardero Coal staff.

As the Issuer continues to advance the Carbon Creek property toward production, Cardero Coal has had its Project Description accepted by provincial and federal regulators initiating the environmental assessment process and negotiated initial port capacity at the Ridley Island Terminals near Prince Rupert during the last half of 2012.

The Issuer ompany cautions that the accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the PFS report was prepared, the estimates presented therein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have been excluded from the PFS for the purposes of mine planning and financial evaluation. Mineral reserves are included in measured and indicated mineral resources.

Investors are urged to read the November 6, 2012 43-101 Technical Report by Norwest Corporation (available on SEDAR or from the Issuer’s website) in its entirety for full details of the PFS, including the assumptions underlying the PFS.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential exercise of the option to acquire the 4 coal licenses forming part of the Carbon Creek project, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the exercise of the option to acquire the four coal licenses), and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

January 15, 2013